November 4, 2024

Jim Wu
Chief Corporate Affairs Officer
TNL Mediagene
Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168

       Re: TNL Mediagene
           Amendment No. 3 to Registration Statement on Form F-4
           Filed October 30, 2024
           File No. 333-280161
Dear Jim Wu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-4
Risk Factors, page 24

1. We note that Blue Ocean's securities are currently listed on Nasdaq and that Nasdaq
       Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please add a risk factor to discuss that the company's securities will face immediate suspension and delisting action once the company receives a delisting determination letter from Nasdaq after the 36-month window ends on December 7,
       2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a
 November 4, 2024
Page 2

      factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that the company's stock may be determined to be a penny stock and the consequences of that designation, that the company may no longer be attractive as a merger partner if the company is no longer listed on an exchange, any potential impact on the company's ability to complete an initial business combination, any impact on the market for the company's securities including demand and overall liquidity for the company's securities, and any impact on securities holders due to the company's securities no longer being
      considered    covered securities.
2. Please add a risk factor to discuss TNL Mediagene's ability to comply with Nasdaq listing rules and disclose that pursuant to recent Nasdaq listing rule amendments effective October 7, 2024, TNL Mediagene must comply with listing standards immediately upon consummation of the business combination or face suspension or delisting, with no grace period to "cure" the deficiencies.
       Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Jesse Gillespie